EXHIBIT 4.4

THIS NOTE WAS ORIGINALLY ISSUED ON JULY 21, 2011. NEITHER THIS NOTE NOR THE SHARES OBTAINABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS, AND THIS NOTE MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT AN EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR AN EXEMPTION THEREFROM.

THE OBLIGATIONS DUE UNDER THIS NOTE MAY BE SUBORDINATED TO THE EXTENT AND IN THE MANNER REFERRED TO IN SECTION 17 HEREOF.

UBIQUITI NETWORKS, INC.

CONVERTIBLE SUBORDINATED PROMISSORY NOTE

July 21, 2011	$[ ]

FOR VALUE RECEIVED, Ubiquiti Networks, Inc., a Delaware corporation (the “Company”), hereby promises to pay to the order of [            ], or its registered assigns, the principal amount of $[                    ], or such lesser principal amount as may be outstanding from time to time hereunder as a result of payments of principal after the date hereof, together with interest thereon calculated from the date hereof in accordance with the provisions of this Note. This Note was issued pursuant to that certain letter agreement, dated as of July 21, 2011 (the “Purchase Agreement”), by and among the Company and certain of its stockholders, and this Note is one of the “Notes” referred to in the Purchase Agreement. Except as defined in Section 8 hereof or unless otherwise indicated herein, capitalized terms used in this Note have the meanings set forth in the Purchase Agreement.

1. Scheduled Payments of Interest. Except as otherwise expressly provided in Section 5(b) hereof, interest shall accrue at the rate of (a) five percent (5.0%) per annum on the unpaid principal amount of this Note outstanding from time to time from and including the date of issuance of this Note until October 21, 2011, (b) seven percent (7.0%) per annum on the unpaid principal amount of this Note outstanding from time to time from and including October 21, 2011, until January 21, 2012, and (c) nine percent (9.0%) per annum on the unpaid principal amount of this Note outstanding from time to time from and including January 21, 2012, and thereafter, or in each case (if less) at the highest rate then permitted under applicable law. The Company shall pay to the holder of this Note all accrued and unpaid interest on the last day of each fiscal quarter, beginning September 30, 2011. Unless prohibited under applicable law, any accrued interest which is not paid on the date on which it is due and payable shall bear interest at the same rate at which interest is then accruing on the principal amount of this Note until such interest is paid. Interest shall accrue on any principal payment due under this Note and, to the extent permitted by applicable law, on any interest which has not been paid on the date on which it is due and payable until such time as payment therefor is actually delivered to the holder of this Note. All interest shall be computed on the basis of the actual number of days elapsed and a year of 365/366 days.

2. Scheduled Payment of Principal. The entire principal amount of this Note then outstanding, together with all accrued and unpaid interest thereon, shall become due and payable in full on July 21, 2021 (the “Maturity Date”).

3. Periodic Payments of Interest and Principal on Note.

(a) Prepayments. The Company may, at any time and from time to time prior to April 21, 2012, without premium or penalty, and shall use commercially reasonable efforts at the earliest possible times to, pay all or any portion of the outstanding principal amount of, and accrued interest on, this Note. All prepayments of principal shall be in an aggregate amount not less than $500,000 with respect to all Notes (or, if less, in an aggregate amount equal to the outstanding principal of all Notes).

(b) Mandatory Payment Events. At all times prior to April 21, 2012, promptly upon the Company’s receipt of any net cash proceeds from (i) an Initial Public Offering or (ii) any indebtedness for borrowed money incurred by the Company (excluding, for the avoidance of doubt, indebtedness in connection with capital leases or operating leases used solely for the purchase, finance or acquisition of equipment or facilities and where such indebtedness is secured solely by such equipment or facilities), the Company shall prepay this Note, together with accrued and unpaid interest thereon, in an aggregate amount equal to such net cash proceeds received by the Company (or, if less, in an aggregate amount equal to all of the outstanding principal of, and accrued and unpaid interest on, this Note).

(c) Initial Public Offering. The entire outstanding principal amount of, and accrued interest on, this Note shall become due and payable in full upon consummation of an Initial Public Offering prior to April 21, 2012.

(d) Restrictions on Certain Prepayments. For the avoidance of doubt, no portion of the outstanding principal amount of this Note may be prepaid from April 21, 2012 until the Maturity Date.

4. Conversion.

(a) Conversion.

(i) Upon written notice delivered to the Company by the holder of this Note at any time pursuant to Section 5(b)(iii) or at any time from and after July 21, 2012, the entire principal amount of this Note then outstanding shall convert automatically and without any further action by the Company, the holder of this Note or any other Person, into a number of shares of the Conversion Stock determined by dividing the aggregate principal amount of this Note then outstanding, by the Conversion Price then in effect. All accrued and unpaid interest shall be immediately due and payable in connection with such conversion. At such time, the rights of the holder of this Note as such holder shall cease, and the holder hereof shall be deemed to have become the holder of record of the shares of Conversion Stock represented thereby.

(ii) As soon as possible after a conversion has been effected (but in any event within five business days), the Company shall deliver to the converting holder a certificate or certificates representing the number of shares of Conversion Stock issuable by reason of such conversion in the name of such holder. The issuance of certificates for shares of Conversion Stock upon conversion of this Note shall be made without charge to the holder hereof for any issuance tax in respect thereof or other cost incurred by the Company in connection with such conversion and the related issuance of shares of Conversion Stock. Upon conversion of this Note, the Company shall take all such actions as are necessary in order to insure that the Conversion Stock issuable with respect to such conversion shall be validly issued, fully paid and nonassessable. The Company shall not close its books against the transfer of Conversion Stock issued or issuable upon conversion of this Note in any manner which interferes with the timely conversion of this Note. The Company shall assist and cooperate with any holder of this Note required to make any governmental filings or obtain any governmental approval prior to or in connection with the conversion of this Note (including, without limitation, making any filings required to be made by the Company); provided, however, that any fees associated with such governmental filings, including but not limited to filing fees and reasonable legal expenses of the Company (collectively, “Governmental Charges”), shall be paid 50% by the Company and 50% by the holder of this Note.

(iii) The Company shall at all times reserve and keep available out of its authorized but unissued shares of Conversion Stock, solely for the purpose of issuance upon the conversion of the Note, such number of shares of Conversion Stock issuable upon the conversion of all outstanding Notes. All shares of Conversion Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Company shall take all such actions as may be necessary to assure that all such shares of Conversion Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Conversion Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance).

(b) Conversion Price. The initial Conversion Price shall be $22.422. In order to prevent dilution of the conversion rights granted under this Note, the Company hereby acknowledges and agrees that the registered holder of this Note shall receive the benefit of the provisions set forth in Section 6 of Part B of Article IV of the Certificate through the acquisition upon conversion of this Note of shares of Conversion Stock with its own “Conversion Price” (as defined in the Certificate) that has been adjusted from time to time in accordance with Section 6 of Part B of Article IV of the Certificate. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of the outstanding shares of Conversion Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of shares of Conversion Stock obtainable upon conversion of this Note shall be proportionately increased. If the Company at any time combines (by reverse stock split or otherwise) one or more classes of the outstanding shares of Conversion Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased and the number of shares of Conversion Stock obtainable upon exercise of this Note shall be proportionately decreased. Promptly upon any adjustment of the Conversion Price, the Company shall give written notice thereof to the registered holder of this Note, setting forth in reasonable detail and certifying the calculation of such adjustment.

5. Events of Default.

(a) Definition. For purposes of this Note, an Event of Default shall be deemed to have occurred if:

(i) the Company fails to pay when due and payable under this Note (including, without limitation, Sections 1 and 2) the amount of interest on any Note then due and payable or the amount of any principal of any Note then due and payable, and such failure to pay interest is not cured within 10 days after the occurrence thereof;

(ii) the Company fails to perform or observe any other provision contained in this Note, and such failure is not cured within 30 days after the Company obtains actual knowledge thereof; or

(iii) the Company or any Subsidiary makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or any Subsidiary bankrupt or insolvent; or any order for relief with respect to the Company or any Subsidiary is entered under the Federal Bankruptcy

Code; or the Company or any Subsidiary petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or any Subsidiary, or of any substantial part of the assets of the Company or any Subsidiary, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary) relating to the Company or any Subsidiary under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or any Subsidiary and either (A) the Company or any such Subsidiary by any act indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within 60 days.

The foregoing shall constitute Events of Default whatever the reason or cause for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body and regardless of the effects of any subordination provisions.

(b) Consequences of Events of Default.

(i) If any Event of Default of the type described in Section 5(a)(i) or Section 5(a)(ii) has occurred and is continuing, the interest rate on this Note shall increase immediately by an increment of four percentage point(s) to the extent permitted by law. Thereafter, until such time as no Events of Default exist, the interest rate shall increase automatically at the end of each succeeding 20-day period by an additional increment of two percentage point(s) to the extent permitted by law (but in no event shall the interest rate exceed 15% per annum). Any increase of the interest rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Events of Default exist (subject to subsequent increases pursuant to this subparagraph).

(ii) If an Event of Default of the type described in Section 5(a)(iii) has occurred, the aggregate outstanding principal amount of the Notes (together with all accrued interest thereon and all other outstanding amounts due and payable with respect thereto) shall become immediately due and payable without any action on the part of the holders of the Notes, and the Company shall immediately pay to the holders of the Notes all outstanding amounts due and payable with respect to the Notes.

(iii) If any Event of Default shall have occurred and be continuing (and, in the case of an Event of Default of the type described in Section 5(a)(ii), continued for at least 30 days beyond any applicable cure period), then the holder of this Note, at its election, may (but, for the avoidance of doubt shall not be required to) (x) declare the entire outstanding principal amount of, and accrued interest on, this Note shall become due and payable in full or (y) elect to convert the entire outstanding principal amount of this Note into Conversion Stock in accordance with Section 4.

(iv) The holder of this Note shall also have any other rights which such holder may have been afforded under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

6. Certain Covenants. At all times that any principal of or interest on this Note remains outstanding, the Company shall (and shall cause each of its Subsidiaries and their respective officers, directors and employees to) use commercially reasonable efforts (i) to prepare for and consummate an Initial Public Offering, the proceeds of which are sufficient to repay all amounts (principal and interest) outstanding under this Note, as soon as practicable after the date of issuance of this Note, and not to take any action that would reasonably be expected to impede, hinder or delay such Initial Public Offering (including, without limitation, by not maintaining its existing senior management team and its other relationships with lessors, licensors, suppliers, original equipment manufacturers, customers, distributors and employees, and by failing to comply in all material respects with all of its obligations), and (ii) to obtain, within 60 days of the date of issuance of this Note, Senior Indebtedness to, inter alia, refinance the amounts (principal and interest) outstanding under this Note.

7. Amendment and Waiver. Except as otherwise provided herein, the provisions of this Note may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holder hereof.

8. Definitions. For purposes of the Notes, the following capitalized terms have the following meaning:

“Certificate” means the Second Amended and Restated Certificate of Incorporation of Ubiquiti Networks, Inc., as amended and in effect from time to time.

“Conversion Stock” means shares of the Company’s authorized but unissued Series A Convertible Preferred Stock; provided that if there is a change such that the securities issuable upon conversion of the Notes are issued by an entity other than the Company or there is a change in the class of securities so issuable, then the term “Conversion Stock” shall mean one share of the security issuable upon conversion of this Note if such security is issuable in shares, or shall mean the smallest unit in which such security is issuable if such security is not issuable in shares.

“Eligible Assignee” means Summit Partners, L.P. or any Person which controls, is controlled by or under common control with Summit Partners, L.P., including, without limitation, each of its affiliated investment funds and management entities.

“Excluded Charges” means, collectively, (i) all income and franchise taxes imposed on any holder of this Note, (ii) 50% of all Governmental Charges, and (iii) in the case of a non-US holder of this Note, any United States withholding tax that is required to be imposed on amounts payable to such non-US holder under or in respect of this Note or securities into which this Note may be converted.

“Initial Public Offering” means an initial public offering of the Company’s or any of its Subsidiary’s common stock pursuant to a registration statement declared effective by the Securities and Exchange Commission.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Senior Indebtedness” shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement and other amounts due in connection with, (i) indebtedness for borrowed money of the Company, to banks, commercial finance lenders or other lending institutions regularly engaged in the business of lending money (excluding (A) any indebtedness convertible into equity securities of the Company and (B) indebtedness in connection with capital leases or operating leases used solely for the purchase, finance or acquisition of equipment and where such indebtedness is secured solely by such equipment), and (ii) any extension, refinance, renewal, replacement, defeasance or refunding of any indebtedness described in clause (i).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity.

9. Successors and Assigns; Transfers.

(a) Subject to the restrictions on transfer described in this Section 9, the rights and obligations of the Company and holder of this Note shall be binding upon and inure to the benefit of each of their respective successors, assigns, heirs, administrators and transferees.

(b) With respect to any offer, sale or other disposition of this Note occurring prior to April 21, 2012, the holder of this Note will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of counsel to holder of this Note reasonably satisfactory to the Company or other evidence, in each case if reasonably requested by the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Within five business days after receiving such written notice and such reasonably satisfactory opinion or other evidence, if reasonably requested, the Company shall notify the holder of this Note that such holder may sell or otherwise dispose of this Note in whole (but not in part) to an Eligible Assignee, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 9(b) that the opinion of counsel for the holder of this Note is not reasonably satisfactory to the Company, the Company shall so notify the holder of this Note promptly (and in event within two business days) after such determination has been made. Each Note thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

(c) Any assignment or other transfer hereof made in violation of this Section 9 shall be deemed null and void.

(d) The Company shall maintain a register for recording the ownership and the transfer of the Notes. Upon surrender of this Note for registration of transfer or for exchange to the Company at its principal office, the Company at its sole expense shall execute and deliver in exchange therefor a new Note or Notes, as the case may be, as requested by the holder or transferee, which aggregate the unpaid principal amount of such Note, registered as such holder or transferee may request, dated so that there will be no loss of interest on such surrendered Note and otherwise of like tenor. The issuance of new Note(s) shall be made without charge to the holder(s) of the surrendered Note for any issuance tax in respect thereof or other cost incurred by the Company in connection with such issuance; provided that the holder of this Note shall pay any transfer taxes associated therewith; provided, further, that the Company shall not pay any Excluded Charges.

10. Replacement. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction of this Note, upon receipt of an indemnity reasonably satisfactory to the Company (provided that, if the holder of this Note is a financial institution, its own unsecured agreement shall be satisfactory) or, in the case of any such mutilation, upon the surrender and cancellation of this Note, the Company, at its expense, shall execute and deliver, in lieu thereof, a new Note of like tenor and dated the date of such lost, stolen, destroyed or mutilated Note. Any Note in lieu of which any such new Note has been so executed and delivered by the Company shall not be deemed to be an outstanding Note.

11. Cancellation. After all principal and accrued interest at any time owed on this Note has been paid in full or upon the automatic conversion hereof, this Note shall be surrendered to the Company for cancellation and shall not be reissued.

12. Waivers. The Company hereby waives diligence, presentment, protest and demand and notice of protest and demand, dishonor and nonpayment of this Note and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that the holder hereof may accept security for this Note or release security for this Note, all without in any way affecting the liability of the Company hereunder.

13. Allocation of Payments; Form and Place of Payments. Except as otherwise expressly provided herein, each payment with respect to this Note shall first be applied to payment of accrued and unpaid interest and, after payment of all such interest, then to payment of outstanding principal. All payments to be made to the holders of the Notes shall be made in the lawful money of the United States of America in immediately available funds, with no offsets against or withholding from any payments due hereunder, and ratably across all Notes; provided, however, that the Company may withhold for any United States withholding tax that is required to be imposed on amounts payable to a non-US holder under or in respect to this Note or securities into which this Note may be converted. Payments of principal and interest shall be delivered to the holder of this Note at such holder’s address as it appears in the records of the Company (unless otherwise indicated by any such holder).

14. Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Note shall be in writing and shall be deemed to have been given only (i) when delivered personally to the recipient, (ii) one (1) business day after being sent to the recipient by reputable overnight courier service (charges prepaid) provided that confirmation of delivery is received, (iii) upon machine-generated acknowledgment of receipt after transmittal by facsimile (provided that a confirmation copy is sent via reputable overnight courier service for delivery within two (2) business days thereafter), or (iv) five (5) days after being mailed to the recipient by certified or registered mail (return receipt requested and postage prepaid), addressed, in the case of clause (ii) or clause (iv) of this Section 14 as follows: (A) if to the Company, at its principal executive offices, and (B) if to the registered holder of this Note, at such holder’s address as it appears in the records of the Company (unless otherwise indicated by any such holder).

15. Business Days. If any payment is due, or any time period for giving notice or taking action expires, on a day which is a Saturday, Sunday or legal holiday in the State of California, the payment shall be due and payable on, and the time period shall automatically be extended to, the next business day immediately following such Saturday, Sunday or legal holiday, and interest shall continue to accrue at the required rate hereunder until any such payment is made.

16. Descriptive Headings; Governing Law. The headings and captions used in this Note are for reference purposes only and shall not affect in any way the meaning or interpretation of this Note. The corporate laws of the State of Delaware shall govern all issues concerning the relative rights of the

Company and its stockholders. All other issues and questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by, and construed in accordance with, the laws of the State of California, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of California or any other jurisdictions) that would cause the application of the laws of any jurisdiction other than the State of California.

17. Subordination. By acceptance of this Note, the holder of this Note agrees to negotiate in good faith and execute and deliver a subordination agreement, on terms reasonably satisfactory to the holders of Notes evidencing a majority of the principal amount then outstanding under all Notes, with the lenders of any Senior Indebtedness from time to time outstanding.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company has executed and delivered this Convertible Subordinated Promissory Note on July 21, 2011.

UBIQUITI NETWORKS, INC.

By:
Name: Robert J. Pera (RJP) Its: Chief Executive Officer